1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

VIA EDGAR

January 24, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: iShares Trust

(Securities Act File No. 333-92935;

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 501

Ladies and Gentlemen:

On behalf of the iShares Trust (the “Trust”), we hereby transmit for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, Post-Effective Amendment No. 501 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act and for the sole purpose of adding a new fund to the Trust: iShares High Dividend Equity Fund (the “Fund”). The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1) Investment Objectives and Policies

The Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Morningstar Dividend Yield Focus Index (the “Underlying Index”). The Underlying Index measures the performance of a selected group of U.S. equity securities issued by companies that have provided relatively high dividend yields on a consistent basis. Underlying Index constituents are drawn from the pool of stocks issued by U.S.-domiciled companies that trade publicly on the New York Stock Exchange (“NYSE”), the NYSE Amex Equities, or The NASDAQ Stock Market. The Underlying Index is a subset of the Morningstar US Market Index (a diversified broad market index that represents approximately 97% of the market capitalization of publicly-traded U.S. stocks). The Underlying Index is comprised of qualified income paying securities that are screened for

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

superior company quality and financial health as determined by Morningstar, Inc.’s (“Morningstar”) proprietary index methodology. Stocks in the Underlying Index represent the top 75 yielding stocks meeting the screening requirements. The Morningstar index methodology determines “company quality” in accordance with the Morningstar Economic Moat™ rating system, in which companies are expected to earn above-average profits and sustain their dividend. Stocks are designated as having a rating of either “narrow” or “wide” based on the strength of the company’s competitive advantage. Additionally, companies are screened for “financial health” using Morningstar’s Distance to Default measure, a quantitative option pricing approach that estimates a company’s probability of default. To qualify for inclusion in the Underlying Index, constituents must have a Morningstar Economic Moat rating of “narrow” or “wide” and have a Morningstar Distance to Default score in the top 50% of eligible dividend-paying companies. For those companies that are not assigned a Morningstar Economic Moat rating, these companies must demonstrate a Morningstar Distance to Default score in the top 30% of eligible dividend paying companies. Additionally, each constituent’s dividend must be deemed to be qualified income.

(2) Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund. Disclosure related to sub-advisers and delegation of advisory services has been added. The tax disclosure has also been updated to reflect recent legislation.

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 377 filed pursuant to Rule 485(a)(2) on February 1, 2010.

(3) Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 377, filed pursuant to Rule 485(a) on February 1, 2010, relating to the iShares MSCI Philippines Investable Market Index Fund.

The disclosures applicable to the Fund and the Trust included in the Amendment that are substantially similar to those in the referenced prior filing, with the differences described above, relate to descriptions of shares, the investment manager and other attributes under the headings “Portfolio Holdings Information,” “Management - Administrator, Custodian and Transfer Agent,” “Management - Conflicts of Interest,” “Shareholder Information - Buying and Selling Shares,” “Shareholder Information - Book Entry,” “Shareholder Information - Share Prices,” “Shareholder Information - Dividends and Distributions,” “Shareholder Information - Taxes When Shares Are Sold,” “Shareholder Information - Householding,” and “Distribution,” included in the Prospectus, and under the headings “Proxy Voting,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services - Investment Adviser,” “Investment Advisory, Administrative and Distribution Services - Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services - Administrator, Custodian and Transfer Agent,” “Investment Advisory,

Administrative and Distribution Services - Distributor,” “Additional Information Concerning the Trust - DTC as Securities Depository for Shares of the Fund,” and “Miscellaneous Information” included in the SAI.

*    *    *    *    *

Other than as set out above, the operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

Should members of the Staff have any questions or comments concerning the Registration Statement, please do not hesitate to contact me at (202) 303-1273.

Sincerely,

/s/ Ryan P. Brizek

Ryan P. Brizek

cc:	Andrew Josef, Esq.

Kathy Drury

Benjamin J. Haskin, Esq.

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).